File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

January 31, 2005





Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following message.

- Bridgestone to Raise Dividend Projection , on January 31

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

Bridgestone to Raise Dividend Projection

Tokyo (January 31, 2005)—Bridgestone Corporation announced today that management has revised their projection for the year-end dividend for fiscal 2004 to ¥11, from ¥8. In revising the dividend projection, management has taken into consideration both the company's solid earnings performance in fiscal 2004 and the future business outlook.

Bridgestone dividends

	Interim	Year-end	Total
Original dividend projection announced on August 10, 2004 (special dividend)	¥8 (¥2)	¥8 (¥2)	¥16 (¥4)
Revised dividend projection announced today (special dividend)	¥8 (¥2)	¥11 (¥5)	¥19 (¥7)
Dividends paid for fiscal 2003 (special dividend)	¥8 (¥2)	¥8 (¥2)	¥16 (¥4)

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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